[COMPANY LETTERHEAD]

December 23, 2004

Re:	Health Management Associates (the “Company”)
Application for Qualification of Indentures on Form T-3 filed
November 30, 2004, as amended
File No. 22-28767

Mr. Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Dear Mr. Riedler:

In accordance with Section 307 of the Trust Indenture Act and the rules promulgated thereunder, the undersigned registrant hereby requests that the effective date for the Application for Qualification of Indentures on Form T-3 referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Standard Time on December 28, 2004 or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Health Management Associates, Inc.

By:	/s/ Timothy R. Parry
	Name:	Timothy R. Parry
	Title:	Senior Vice President, General Counsel and Corporate Secretary